Mail Stop 7010

            January 13, 2006

Mr. Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tembec Industries, Inc.
800, Rene-Levesque Blvd., Suite 1050
Montreal, Qc, Canada H3B 1X9


	RE:	Form 40-F for Fiscal Year Ended September 24, 2005
		File No. 33-80178

Dear Mr. Dumas:

		We have reviewed your response and your filing, and we have the following additional comments.

Form 40-F for the Year Ended September 24, 2005

Disclosure Controls and Procedures

1. As we stated in comment three of our letter dated August 12, 2005, your internal controls evaluation date is required to be as of the end of the period covered by the report, rather than within 90 days of filing. Please refer to paragraph B(6)(b) of the general instructions to Form 40-F. If true, please confirm in your response that your evaluation was conducted as of September 24, 2005, as indicated in your certification. Please revise to disclose the correct evaluation date in future filings.

2. You have included a discussion of the limitations of all control systems under the headings Disclosure Controls and Procedures and Changes in Internal Controls over Financial Reporting. Specifically, you state, "[t]he design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." As previously requested in comment five of our letter dated August 12, 2005, please remove such statement from future filings, as this does not appear to be a limitation of an entity`s internal control system per AU Section 319.16-.24, as referenced by SEC Release No. 33-8238.

Changes in Internal Control Over Financial Reporting

3. You state that "[d]uring the period covered by this report, there have been no significant changes in the Registrant`s internal controls or other factors that could significantly affect internal controls..." If true, please confirm in your response that there have been no changes in your internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph B(6)(e) of the general instructions to Form 40-F and revise your disclosure accordingly.

Exhibit 99.2

Financing Activities, page 20

4. We note that you generated negative cash flows from operations in fiscal 2005 and you forecast negative free cash flows for fiscal 2006. Further, we note that your credit ratings were reduced during
2005. Please tell us whether you expect to breach your debt covenants. If so, please tell us how your presentation of debt as non-current and the related disclosures are consistent with EITF 86-
30.

Note 17 - Unusual Items, page 59

5. Please tell us, and revise your disclosure in future filings to clarify, the method used to determine the revised carrying value of the impaired assets discussed in this note. Please also tell us your intentions with respect to the impaired assets, for example, tell us whether you intend to sell or abandon the permanently closed facilities.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    	If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-
3741
or, in his absence, me at (202) 551-3255.

								Sincerely,



								Nilima Shah
								Accounting Branch Chief


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Mr. Michel Dumas
Tembec Industries, Inc.
January 13, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE